Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined the management of BNY Mellon Investment
Funds III's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that BNY Mellon Equity
Income Fund (the "May 31st Fund"), BNY Mellon Global Equity
Income Fund and BNY Mellon International Bond Fund
(collectively, the "October 31st Funds"), and BNY Mellon High
Yield Fund (the "December 31st Fund") (collectively with the May 31st Fund and October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds III, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) (the specified requirements) as of June 30, 2024. BNY Mellon Investment
Funds III's management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.
Included among our procedures were the following tests performed as of June 30, 2024, and with respect to agreement of security purchases and sales or maturities, for the period from March 31, 2024 (the date of the Funds' last examination), through June 30, 2024:

1.	Count and inspection of all securities (if any) located in the vault of The Bank of New York Mellon Corporation in 570 Washington
Blvd, Jersey City, NJ 07310;

2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers, pledgees, or transfer agents, if any;

3.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

4.	Reconciliation of the Funds' securities per the books and records of the Funds to those of the Custodian;

5.	Agreement of pending purchase and sale activity
for the Funds as of June 30, 2024, if any, to documentation of corresponding subsequent bank statements;

6.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of each Fund to corresponding bank statements;

7.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;

8.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report ("SOC 1 Report") for the period July 1, 2023 - June 30, 2024 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.
Our examination does not provide a legal determination on the Funds' compliance with specified requirements. In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2024, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon
Investment Funds III and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


New York, New York
May 12, 2025

May 12, 2025

Management Statement Regarding
Compliance With Certain Provisions
of the Investment Company Act of
1940

We, as members of management of BNY Mellon
Equity Income Fund (the "May 31st Fund"), BNY
Mellon Global Equity Income Fund and BNY Mellon
International Bond Fund (collectively, the "October 31st
Funds"), and BNY Mellon High Yield Fund (the
"December 31st Fund"), (collectively with the May 31st
Fund, and October 31st Funds, the "Funds"), each a series of BNY Mellon Investment Funds III, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies" of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2024, and from March 31,
2024 (the date of the Funds' last examination) through June 30, 2024.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2024, and from March 31, 2024 (the date of the Funds' last examination) through June 30, 2024, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds III



Jim Windels
Treasurer